Exhibit 99.1

BROOKFIELD BUSINESS CORPORATION

REPORT OF VOTING RESULTS

Special Meeting of Shareholders

January 13, 2026

National Instrument 51-102 – Section 11.3 (Canada)

A special meeting of shareholders of Brookfield Business Corporation (the “Corporation”) was held on Tuesday, January 13, 2026 at 11:00 a.m. (Toronto time) (the “Meeting”). At the Meeting, shareholders holding 62,329,706 class A exchangeable subordinate voting shares (“exchangeable shares”), representing 89.05% of the Corporation’s 69,996,733 issued and outstanding exchangeable shares on the record date for the Meeting, and 1 class B multiple voting share (“class B shares”), representing 100% of the Corporation’s issued and outstanding class B shares on the record date for the Meeting, were represented in person or by proxy. Capitalized terms used herein but not otherwise defined have the meanings given to such terms in the management information circular of the Corporation dated November 26, 2025 (the “Circular”).

The following is a summary of the votes cast by holders of the exchangeable shares and class B shares represented at the Meeting.

BBUC Arrangement Resolution

The BBUC Arrangement Resolution, as set out in the Circular as Appendix C, was approved by (i) not less than 66 2/3 % of the votes cast at the Meeting by holders of exchangeable shares and holders of class B shares, voting together as a class; and (ii) not less than 66 2/3 % of the votes cast at the Meeting by holders of exchangeable shares, voting separately as a class.

In accordance with the Corporation’s articles (i) for the vote of holders of exchangeable shares and holders of class B shares, voting together as a class, each exchangeable share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the class B share was entitled to a total of 209,990,199 votes in the aggregate, representing a 75% voting interest in the Corporation; and (ii) for the vote of holders of exchangeable shares, voting separately as a class, each exchangeable share was entitled to one vote.

Management received the following proxies from the holders of exchangeable shares and class B shares on the BBUC Arrangement Resolution:

	Votes For	%	Votes Against	%
exchangeable shares and class B shares voting together as a class	268,923,763	98.75%	3,396,142	1.25%
exchangeable shares voting separately as a class	58,933,564	94.55%	3,396,142	5.45%

Other Business

There were no other matters coming before the Meeting that required a vote by either the holders of exchangeable shares or class B shares.

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BROOKFIELD BUSINESS CORPORATION

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Managing Director and General Counsel

Dated: January 13, 2026